Exhibit 99.1

2017-08-08

PRESS RELEASE

Oasmia Pharmaceutical receives market approval for its Anti-Cancer Drug Doxophos® in Russia

Uppsala, Sweden, August 8, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, announced today that it has received marketing approval of Doxophos in Russia, a key milestone following the recently established relationship with Hetero Group, its new marketing and distribution partner.

Doxophos has been approved for use in the treatment of acute lymphoblastic leukemia, acute myeloblastic leukemia, chronic leukemia, Hodgkin’s disease and non-Hodgkin’s lymphoma, multiple myeloma, osteogenic sarcoma, Ewing’s sarcoma, soft tissue sarcoma, neuroblastoma, rhabdomyosarcoma, Wilms’ tumor, breast carcinoma, endometrial cancer, ovarian carcinoma, germ cell tumors, prostatic carcinoma, lung cancer, gastric carcinoma, head and neck cancer and thyroid carcinoma.

Doxophos is a hybrid and novel nanoparticle formulation of doxorubicin, one of the most commonly used anti-cancer substances in the world, well-recognized for its treatment of lung, breast and prostate cancer, among others. Doxorubicin is the active substance in the prominent oncology family of brands including Adriamycin® and Doxil®, totaling an estimated market value of $800 million USD in 2015 and expected to reach $1.4 billion by 2024.

As is its current practice with Paclical, Oasmia’s leading and previously commercialized cancer treatment product, Hetero Group will be responsible for the marketing and distribution of Doxophos in Russia.

“We are pleased that we were able to follow through on our previously stated objective of commercializing Doxophos, a product that we believe represents important high growth market opportunity, in Russia” said Julian Aleksov, Executive Chairman of Oasmia Pharmaceutical AB. ”We are also confident that this product will add significant value to the marketing and distribution efforts of Hetero, our new partner with whom we look forward to work in these regions and presumably others in the future.”

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Doxophos

Doxophos is a novel nanoparticle formulation of doxorubicin in combination with Oasmia’s patented technology XR17. Doxorubicin is one of the oldest and most widely used anti-cancer substances in the world and is used to treat a variety of different forms of cancer such as acute lymphoblastic leukemia, acute myeloblastic leukemia, chronic leukemia, Hodgkin’s disease and non-Hodgkin’s lymphoma, multiple myeloma, osteogenic sarcoma, Ewing’s sarcoma, soft tissue sarcoma, neuroblastoma, rhabdomyosarcoma, Wilms’ tumor, breast carcinoma, endometrial cancer, ovarian carcinoma, germ cell tumors, prostatic carcinoma, lung cancer, gastric carcinoma, head and neck cancer and thyroid carcinoma.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.40 CET on August 8, 2017.